Exhibit 2.1

(English Translation)

STOCK TRANSFER AGREEMENT

Party A:                 Heilongjiang Weikang Bio-Technology Group Co., Ltd.

Party B:      Tianfang (Guizhou) Pharmaceutical Co., Ltd.
Tri-H Trade (U.S.A.) Co., Ltd.
Beijing Shiji Qisheng Trading Co., Ltd.

In consideration of Party B’s commendable manufacturing and management practices, its depth of production experience, and its available advanced equipments, facilities and specialized technologies, all of which conforms to Party A’s investment requirements, the parties hereto enter into the following agreement for acquisition after consultations:

1.           Party A shall acquire 100% of the issued and outstanding stock of Tianfang (Guizhou) Pharmaceutical Co., Ltd. for $15 million, including 25.4% owned and held by Tri-H Trade (U.S.A.) Co., Ltd., and 74.6% owned and held by Beijing Shiji Qisheng Trading Co., Ltd.

2.           Payment Term: The refundable deposit made prior to this Agreement for purpose of due diligence in the amount of $3 million shall, after completion of the due diligence, be applied to the acquisition price, an additional $2 million is to be paid within 90 days of this Agreement, and the balance of the purchase price is to be paid in full within 12 months of this Agreement.

3.           Payment Method: US Dollar.

4.           After the completion of the acquisition, Party A shall have all the rights and privileges, and shall assume all liabilities, of a shareholder.

5.           Each party hereto shall be liable for payment of such taxes as imposed by the State.

6.           Party A shall be liable for all expenses relating to the stock transfer and the attendant registrations and certifications thereto. Party B shall assist with all such registration and certification proceedings.

7.           After the completion of the acquisition, the newly designated wholly foreign owned enterprise shall carry all the liabilities of the original Sino-foreign owned enterprise.

8.           Any dispute arising from this Agreement shall be resolved by the China International Economic and Trade Arbitration Commission.

9.           This Agreement shall have four originals, with each party hereto holding two.

10.           This Agreement shall become effective upon execution by the parties hereto.

Party A:

[Corporate Seal of Heilongjiang Weikang Bio-Technology Group Co., Ltd.]

Party B:

/s/ ZHANG Youhong                                           /s/ FANG Yishan

/s/ YUAN Jingchun                                           /s/ WANG Hongwei

[Corporate Seal of Tri-H Trade (U.S.A.) Co., Ltd.]

[Corporate Seal of Beijing Shiji Qisheng Trading Co., Ltd.]